FOR IMMEDIATE RELEASE

NEWS RELEASE

SENIOR GEOPHYSICIST JOINS CANALASKA URANIUM

Vancouver, Canada,  January 28th, 2008 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is pleased to announce the appointment of Dr. Guy Marquis, formerly Professor and Head of the School of Engineering Geophysics (EOST), University of Strasbourg, France, to lead the Company’s geophysical exploration team.   He joins Dr. Karl Schimann, Vice President of Exploration, as another senior member of CanAlaska’s uranium exploration team.

Dr. Guy Marquis Senior Geophysicist

Dr. Marquis has been actively involved in leading research in geophysics for uranium deposits world-wide in conjunction with major explorers and has taught at the University of Strasbourg for the past 14 years.  Strasbourg is renowned as a major global centre of geophysical research and training, and for its involvement with world-class resource companies.

Dr. Marquis possesses extensive experience in aspects and applications of modern geophysics, and has practical experience from exploration projects around the world.  He completed his PhD in Earth and Ocean Sciences at the University of Victoria in 1992.  He then spent two years as a researcher at Ecole Normale Superieure in Paris before joining the University of Strasbourg in 1994, where he has led its Near-Surface Geophysics Research team since 2000.  He is a member of SEG, EAGE and CSEG and the Associate Editor of Geophysical Prospecting Journal.

From L to R: Dustin Kleissen, Guy Marquis, Geologist Ali Hassanalizadeh, Ana Sirbu and Amir Radjaee

CanAlaska maintains its own in-house geophysical exploration group, supporting its staff of 12 geologists and senior field managers.  In addition to Dr. Marquis, the geophysical group consists of Dr. Amir Radjaee, a specialist in processing and inversion of geophysical data, Ms. Ana Sirbu, who has been specializing in the interpretation of seismic data in the Athabasca Basin, and Mr. Dustin Kleissen, a GIS technician and geophysical team leader/operator who possesses extensive field experience in projects in the Canadian North.  CanAlaska also has 3 trained field staff in the operation of geophysical down-hole probing equipment.

For the past four years, CanAlaska has employed experienced field contractors for surface geophysical exploration.  In 2004, CanAlaska was one of the first junior exploration companies to fly modern geophysical surveys over the deeper parts of the Athabasca Basin.  Dr. Marquis will continue to work with the Company’s commercial geophysical consultants, Geotech, Fugro, Condor Consulting of Denver, Frontier Geosciences Inc., and L. Reed Geophysical Consulting from Toronto, to further CanAlaska’s success in identifying new uranium exploration targets in the prolific Athabasca Basin.

Dr. Karl Schimann commented, “Guy has an amazing reputation, and has the ability to take CanAlaska and its team into the next discoveries.  We are very excited about the possibilities for more uranium discoveries in the Athabasca Basin.  CanAlaska’s dominant land position in areas of very high prospectivity, our very active exploration programs, together with prominent international strategic partnerships, put the company at the very forefront of Canadian uranium exploration.”

President Peter Dasler commented “We have been able to identify major targets from our first and second pass exploration, and can now support the diligence and expertise needed to turn these targets into discoveries.  Guy Marquis’ talents are exactly what we have been looking for, and we are extremely pleased to have him with us”.

Guy Marquis can be contacted at CanAlaska’s Vancouver Office, and at gmarquis@canalaska.com.  He welcomes old friends and new exploration recruits to visit him and to become better acquainted with the company.

The person responsible for this news release is Peter Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration on seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  CanAlaska has expended over Cdn$30 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition.  Active drilling and exploration continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects.  The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  A C$19 mil. Agreement for exploration has also been executed with a Korean Consortium led by Hanwha Corporation to enter into joint exploration of CanAlaska's Cree East Project.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

January 28th, 2008